PRESS RELEASE
FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW CLOSES TRANSACTION TO INCREASE
ITS OWNERSHIP OF MOBIFON S.A. AND ČESKÝ MOBIL A.S.

Montréal, Canada, March 17, 2004 - Telesystem International Wireless Inc. ("TIW") announces that it has closed the transaction to acquire 5.9% of MobiFon S.A. ("MobiFon") and 2.9% of TIW Czech N.V. ("TIW Czech"), the holding company through which TIW owns Český Mobil a.s. TIW acquired those equity interests from EEIF Melville B.V., Emerging Markets Partnership C.V. and EEIF Czech N.V. in exchange for the issuance of 14,621,714 common shares of TIW representing an equity interest of approximately 12.1% in TIW.

As a result of this transaction, MobiFon Holdings B.V., our indirect subsidiary, increased its ownership in MobiFon from 57.7% to 63.5% while our indirect ownership in TIW Czech increased from 24.2% to 27.1%.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca